中信泰富有限公司

BY COURIER

Exemption No. 82-5232


CITIC PACIFIC

Date : 20 April, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W
Washington D.C. 205
U.S.A.

SUPPL


06012753


SEC MAIL PROCESSING
RECEIVED
APR 2 1 2006
WASH, D.C. 185 SECTION

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since March 24, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
APR 2 5 2006
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED



Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2633

4/24

Annexure

CITIC Pacific Limited

List of Information that the Company since March 24, 2006 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement on Major Transaction – Acquisition of Magnetite Mining Rights in Western Australia
   Date : March 31, 2006
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding unusual price movement
   Date : April 4, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Announcement of resolutions passed at the twelve meeting of the Fourth Session of Board of Directors of Daye Special Steel Co., Ltd. ("Daye") (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) regarding the change of accounting policy applicable to fixed assets of Daye *(only available in Chinese)*
   Date : April 6, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Monthly Return on Movement of Listed Equity Securities
   Date : April 7, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Notification of Change of Secretary and Director (Appointment/Cessation)
   Date : April 7, 2006
   Entity Requiring Item : Hong Kong Companies Registry

6. Document : Consent to Act as Director or Alternate Director
   Date : April 7, 2006
   Entity Requiring Item : Hong Kong Companies Registry

7. Document : Consent to Act as Director or Alternate Director
   Date : April 7, 2006
   Entity Requiring Item : Hong Kong Companies Registry

8. Document : Consent to Act as Director or Alternate Director
   Date : April 7, 2006
   Entity Requiring Item : Hong Kong Companies Registry

9. Document : Joint Announcement with Air China Limited, Cathay Pacific Airways Limited, China National Aviation Company Limited and Swire Pacific Limited
   Date : April 10, 2006
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Annual Report 2005
    Date : April 19, 2006 (distribution date)
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

11. Document : Summary Financial Report 2005
    Date : April 19, 2006 (distribution date)
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

12. Document : Circular regarding general mandates to issue shares and to repurchase shares, amendments to Articles of Association, Re-election of Directors and Notice of Annual General Meeting and Proxy Form
    Date : April 19, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

13. Document : Notification to shareholders on corporate communications
    Date : April 19, 2006
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

14. Document : Return of Allotments
    Date : April 19, 2006
    Entity Requiring Item : Hong Kong Companies Registry



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

MAJOR TRANSACTION
ACQUISITION OF MAGNETITE MINING RIGHTS IN WESTERN AUSTRALIA

Under the transaction agreed, the Company will have, potentially, mining rights over 6 billion tonnes of magnetite ore over the Mining Area in the western Pilbara region of Western Australia located near the mouth of the Fortescue River. The mining rights will be held through companies the Company may acquire which hold sub-leases (ie sub mining rights) from the Seller, an independent third party, which in turn holds the mining rights direct from the Western Australian Government.

On 31 March 2006, a wholly owned subsidiary of the Company agreed to acquire from the Seller the entire interest in Sino-Iron (which has the right to extract 1 billion tonnes of magnetite ore in the Mining Area) for US$215 million (approximately HK$1,677 million). On the same day, another wholly-owned subsidiary of the Company agreed to, conditional upon additional 1 billion tonnes of magnetite ore resources being proven by the Company after it completes an agreed drilling program in the same area, acquire from the Seller the entire interest in Balmoral (which will have the right to extract 1 billion tonnes of magnetite ore in the Mining Area) for US$200 million (approximately HK$1,560 million), adjusted for Inflation.

In addition, subject to completion of both the Sino-Iron Acquisition and the Balmoral Acquisition, the Company will enter into the China Project Option Agreement whereby it will be granted the Options to acquire up to an additional 4 billion tonnes of magnetite ore (each 1 billion tonnes for a consideration of US$200 million, adjusted for Inflation) exerciseable for, depending on the first option being exercised within 4 years after completion of the Sino Iron Acquisition and the Balmoral Acquisition, up to 10 years from completion of the Sino-Iron Acquisition. The Company will undertake a further drilling obligation to locate the additional 4 billion tonnes of magnetite ore on top of the 2 billion tonnes to be available to Sino-Iron and Balmoral (or such lesser amount as is located under the further drilling obligation).

Sino-Iron and Balmoral will arrange the financing of the construction of the infrastructure for the Project. The estimated capital expenditure payable for Sino-Iron (ie the first 1 billion tonnes of magnetite ore) is US$1,370 million (approximately HK$10,686 million), and the estimated capital expenditure payable for Balmoral (ie the second 1 billion tonnes of magnetite ore) will be US$1,100 million (approximately HK$8,580 million).

The Acquisition of Mining Rights enables the Group to explore for magnetite ore to ensure a constant and sufficient supply of raw materials for the furtherance of its special steel manufacturing business and also to invest in a magnetite ore mining business.

The Company intends to cooperate with partners of PRC background with expertise in mining and requiring constant supply of iron ore or related product to participate in the Project.

The applicable percentage ratios pursuant to Rule 14.04(9) of the Listing Rules for the Acquisition of Mining Rights exceed 25% but are under 100% and therefore the Acquisition of Mining Rights constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is subject to the reporting, announcement and shareholders' approval requirements of Chapter 14 of the Listing Rules.

Shareholders of the Company holding in aggregate over 50% of the issued shares of the Company have indicated that they approve the Acquisition of Mining Rights and the Company will procure the signing of a written shareholders' approval, failing which a shareholders' meeting will be convened for approving the Acquisition of Mining Rights. A circular complying with both Chapter 14 and Rule 18.09 of the Listing Rules and containing, among other things, further details of the Acquisition of Mining Rights will be despatched to the shareholders of the Company as soon as practicable.

INTRODUCTION TO THE ACQUISITION OF MINING RIGHTS AND BACKGROUND IN RELATION TO MAGNETITE ORE MINING

Under the transaction agreed, the Company will have, potentially, mining rights over 6 billion tonnes of magnetite ore over the Mining Area in the western Pilbara region of Western Australia located near the mouth of the Fortescue River.

Magnetite ore is a ferromagnetic mineral form of iron ore, which can be further processed into concentrate, pellets or hot briquetted iron. These are the essential raw materials for the production of iron at the beginning stage of steel (including special steel) manufacturing process. It is estimated that the conversion ratio of magnetite ore to concentrate/pellet is 3.4 to 1 for this Project. There is no established open market value for magnetite ore.

The mining rights which the Company may acquire will be acquired by buying companies from the Seller, which companies hold sub-leases (ie sub mining rights) from the Seller, which in turn holds the mining rights direct from the Western Australian Government.

The sub-leases will continue in force until, for each company the Group acquires from the Seller, the processing of its 1 billion tonnes of magnetite ore which has been taken from the Mining Area has been completed. After each sub-lease expires, the relevant company(s) that the Company has acquired will no longer have the mining rights in the Mining Area.

The magnetite ore will be processed into concentrate and pellets, hot briquetted iron or/and any other product produced from iron ore or magnetite. A royalty is payable to the Seller based on the quantity of magnetite ore extracted and products produced.

In addition, Sino-Iron and Balmoral will arrange the financing of the construction of some of the infrastructure for the Project. The estimated capital expenditure payable for Sino-Iron (ie the first 1 billion tonnes of magnetite ore) is US$1,370 million (approximately HK$10,686 million), and the estimated capital expenditure payable for Balmoral (ie the second 1 billion tonnes of magnetite ore) is US$1,100 million (approximately HK$8,580 million).

In order for Sino-Iron, Balmoral, or any other company the Group acquires from the Seller to export concentrate produced under the terms of the existing sub-lease, the approval of the Western Australian Government will have to be obtained for the amendment of the agreement between the Seller, the Western Australian Government and other relevant parties. Having made enquiries with the relevant entities (including entities within the Western Australian Government) on this matter, the Directors are confident of obtaining this approval.

The table below summarises the key details of the Project:

Assets to be acquired	Agreement	Consideration	Conditions precedents to the acquisitions	Other terms
Right to extract 1 billion tonnes of magnetite ore in the Mining Area through the acquisition of Sino-Iron	Sino-Iron Acquisition Agreement	US$215 million	• Consent from Treasurer of Australia	• Estimated capital expenditure of US$1,370 million • Royalty
Right to extract 1 billion tonnes of magnetite ore in the Mining Area through the acquisition of Balmoral	Balmoral Acquisition Agreement	US$200 million plus Inflation between the date of the Balmoral Acquisition Agreement and the completion of the Balmoral Acquisition	• Consent from Treasurer of Australia • Completion of the Sino-Iron Acquisition • Another 1 billion tonnes of magnetite ore in the Mining Area (other than the 1 billion tonnes to be available to Sino-Iron) being proven	• Estimated cost of first drilling obligation of A$5 million • Estimated capital expenditure of US$1,100 million • Royalty
Options to acquire the right to extract up to 4 billion tonnes of magnetite ore in the Mining Area (depending on how much is proven by the Company under the further drilling obligation) through the acquisition of up to 4 further companies, each with the right to extract 1 billion tonnes of magnetite ore in the Mining Area	China Project Option Agreement	US$100 for grant of all Options US$200 million plus Inflation between 1 March 2006 and the date of completion of such acquisition for the exercise of each Option	• Consent from Treasurer of Australia • Another 4 billion tonnes of magnetite ore (or lesser amount) in the Mining Area (other than the 2 billion tonnes to be available to Sino-Iron and Balmoral) being proven	• Estimated cost of further drilling obligation of A$15 million • Royalty

THE SINO-IRON ACQUISITION AGREEMENT

Date

31 March 2006

Parties

(1) Mineralogy, as seller
(2) Sino-Iron Purchaser, as purchaser
(3) The Company, as guarantor of the Sino-Iron Purchaser's obligations under the Sino-Iron Acquisition Agreement
(4) Sino-Iron

In consideration of the Company and the Sino-Iron Purchaser entering into the Sino-Iron Acquisition Agreement, a separate deed of guarantee was entered into by Mr. Clive Frederick Palmer to guarantee Mineralogy's obligations to make payments in respect of its obligations and liabilities arising out of certain tax claims or Mineralogy's warranty under the Sino-Iron Acquisition Agreement that Sino-Iron has no liabilities.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Seller, its ultimate beneficial owner and Mr. Clive Frederick Palmer are third parties independent of the Company and its connected persons.

Assets involved

- sale shares – 10,000 issued shares in Sino-Iron held by the Seller, representing the entire existing issued shares in Sino-Iron.
- subscription shares – a number of shares in Sino-Iron for which the Sino-Iron Purchaser shall subscribe on completion (being the number of shares in an amount required to provide sufficient funds to Sino-Iron to repay all of its debts on completion).

Mineralogy has granted to Sino-Iron the right to extract from the Mining Area 1 billion tonnes of magnetite ore.

Consideration for Sino-Iron Shares

The Sino-Iron Purchaser agreed to pay a fixed sum of US$215 million (approximately HK$1,677 million) in aggregate to the Seller and Sino-Iron for acquisition of the sale shares and subscription for the subscription shares on the basis that Sino-Iron will be debt free as at completion.

A deposit of US$20 million (approximately HK$156 million) will be paid by the Sino-Iron Purchaser to an escrow agent within five business days after execution of the Sino-Iron Acquisition Agreement and the balance of US$195 million (approximately HK$1,521 million) to the Seller and Sino-Iron on completion. If completion of the Sino-Iron Acquisition Agreement takes place, any interest on the deposit will be paid to the Seller as additional purchase price. If completion of the Sino-Iron Acquisition fails to take place and the Sino-Iron Acquisition Agreement is terminated, the deposit of US$20 million (together with accrued interest on it) will be returned to the Sino-Iron Purchaser upon termination unless the Sino-Iron Purchaser fails to complete the Sino-Iron Acquisition in breach of the agreement terms.

Conditions and Completion

Completion is conditional upon the Treasurer of Australia consenting, under the Foreign Acquisitions and Takeovers Act 1975, to the acquisition by the Sino-Iron Purchaser of the Sino-Iron Shares.

Completion of the Sino-Iron Acquisition shall take place on the date which is 5 business days after the above condition is satisfied, or such other date as the Seller and the Sino-Iron Purchaser may agree, but in any event no later than 30 June 2006.

Royalty

Sino-Iron agreed to pay to Mineralogy a royalty in respect of magnetite ore taken by Sino-Iron, quarterly during the term of the mining right granted by Mineralogy to Sino-Iron and other parties over the Mining Area.

Such royalty comprises two components:–

1st component (based on the quantity of magnetite ore taken) – A$0.30 (approximately HK$1.68) per tonne of magnetite ore taken by Sino-Iron (adjusted based on Inflation during the previous quarter).

2nd component (based on the quantity of products produced) – An additional royalty is payable quarterly to the Seller by Sino-Iron by reference to the market price of pellets and Mount Newman fines (as reference for the price of concentrate) and is calculated as follows:

(i) production volume multiplied by 50% and multiplied by the prevailing published annual FOB price (expressed in US dollars per dry metric ton unit) for pellets established by the largest supplier or seller of pellets in Brazil for export and multiplied by 68.1 and multiplied by an applicable rate in the range of 6% to 10% depending on the then prevailing market price for pellets; plus

(ii) production volume multiplied by 50% and multiplied by the prevailing published annual FOB price (expressed in US dollars per dry metric ton unit) for Mount Newman fines for export and multiplied by 68.1 and further by 1.05 and multiplied by an applicable rate in the range of 6% to 10% depending on the then prevailing market price for concentrates.

Notes:

(1) The applicable rate for pellets and concentrates is 6% to 10% depending on the prevailing market price for each of those product types.

(2) If there is a FOB price for Brazil pellets or Mount Newman fines applying for different destinations, the applicable price for use in the formula above will be the published price for shipments to China (if any), or to Asia.

Sino-Iron is required to produce not less than 6 million tonnes of product no later than seven years from 21 March 2006. If Sino-Iron fails to produce such quantity of products, it must, no later than one month following the end of the seventh year of 21 March 2006, pay to Mineralogy an amount equivalent to the royalty payable on the 6 million tonnes of products. The amount is estimated to be approximately US$42 million (approximately HK$327.6 million) if based on the 2005 market price. Such amount is in addition to the royalty that Sino-Iron shall pay to Mineralogy based on the actual product volume of the same year. The royalty will continue to be payable after the seventh year depending on the quantity of magnetite ore mined and the product volume. There will be no ceiling on such royalty.

The second component of royalty will cease to be payable if Mineralogy exercises the option granted to it to acquire shares in Sino-Iron in the event that Sino-Iron is listed on any stock exchange before 500,000 tonnes of products have been produced.

Capital Expenditure

Sino-Iron will be responsible for the construction and start up of the Project. It has agreed with Mineralogy that it will arrange all the financing to pay for such construction and start up of the Project to be carried out by Sino-Iron (including but not limited to, mining facilities, equipment, production plants, ports, power station, desalination plants, roads, pipelines and all necessary associated infrastructure).

The estimated capital expenditure payable for Sino-Iron is US$1,370 million (excluding the cost of the first drilling obligation described below).

Information relating to Sino-Iron

Under a site lease and right to mine granted by Mineralogy, Sino-Iron has the right to extract from the Mining Area 1 billion tonnes of magnetite ore.

The negative net asset value of Sino-Iron was A$38 million (approximately HK$213 million) as at 30 June 2005. The amount of debt of Sino-Iron was A$38 million (approximately HK$213 million) as at 30 June 2005. The net loss (both before and after taxation and extraordinary items) of Sino-Iron for the two financial years immediately preceding the Sino-Iron Acquisition, as extracted from its unaudited management accounts are set out below:

Year ended 30 June	Loss before Taxation	Loss after Taxation
	million *A$*	*million* *A$*
2004	38	38
2005	Nil	Nil

THE BALMORAL ACQUISITION AGREEMENT

Date

31 March 2006

Parties

(1) Mineralogy, as seller
(2) Balmoral Purchaser, as purchaser
(3) The Company, as guarantor of Balmoral Purchaser's obligations under the Balmoral Acquisition Agreement
(4) Mr. Clive Frederick Palmer, as guarantor of certain obligations of Mineralogy under the Balmoral Acquisition Agreement
(5) Balmoral

Assets involved

- *sale shares* – 50,000,000 issued shares in Balmoral held by the Seller, representing the entire existing issued shares in Balmoral.
- *subscription shares* – A number of shares in Balmoral for which the Balmoral Purchaser shall subscribe on completion (being the number of shares in an amount required to provide sufficient funds to Balmoral to repay all of its debts on completion).

Mineralogy has granted to Balmoral the right to extract from the Mining Area 1 billion tonnes of magnetite ore.

At any time within 15 months after the date of the Balmoral Acquisition Agreement, Mr. Clive Frederick Palmer may nominate another company, in any case to the satisfaction of the Company, to replace Balmoral as the company to be sold under the Balmoral Acquisition Agreement. Neither the Company nor the Balmoral Purchaser will not be required to pay additional consideration for such substitution. Such substituted company will have identical rights as those which Balmoral is entitled or would be entitled pursuant to the Balmoral Acquisition Agreement, including but without limitation, the right to extract from the Mining Area 1 billion tonnes of magnetite ore.

Consideration for Balmoral Shares

The Company agreed that the Balmoral Purchaser shall pay US$200 million (approximately HK$1,560 million) (plus Inflation between the date of the Balmoral Acquisition Agreement and completion of the Balmoral Acquisition) in aggregate to the Seller and Balmoral for acquisition of the sale shares and subscription for the subscription shares on the basis that Balmoral will be debt free as at completion.

A deposit of US$20 million (approximately HK$156 million) will be paid by the Balmoral Purchaser to an escrow agent within five business days after additional 1 billion tonnes of magnetite ore (on top of the 1 billion tonnes to be made available to Sino-Iron) are proven under the first drilling obligation described below. The balance will be paid to the Seller and Balmoral on completion. If completion of the Balmoral Acquisition Agreement takes place, any interest on the deposit will be paid to the Seller as additional purchase price. If completion of the Balmoral Acquisition fails to take place and the Balmoral Acquisition Agreement is terminated, the deposit of US$20 million (together with accrued interest) will be returned to the Balmoral Purchaser upon termination unless the Balmoral Purchaser fails to complete the Balmoral Acquisition in breach of the agreement terms.

First drilling obligation

The Company will carry out a drilling program to drill at least 100 holes over 18 months from the date of the Balmoral Acquisition Agreement within the Mining Area. Once an additional 1 billion tonnes of magnetite ore (on top of the 1 billion tonnes made available to Sino-Iron) are identified by the Company after commencement of the drilling program, the Company will be under an obligation to acquire Balmoral subject to the consent from the Treasurer of Australia and pursuant to the Balmoral Acquisition Agreement as detailed below. The estimated cost for the drilling program under the first drilling obligation is approximately A$5 million (approximately HK$28 million).

Conditions and Completion

Completion is conditional upon (i) the Treasurer of Australia consenting, under the Foreign Acquisitions and Takeovers Act 1975, to the acquisition by the Balmoral Purchaser of the Balmoral Shares; (ii) the Sino-Iron Acquisition occurring; and (iii) another 1 billion tonnes of magnetite ore resources (other than the 1 billion tonnes to be available to Sino-Iron) being proven under the drilling program described below. Accordingly the Balmoral Acquisition is conditional upon the Sino-Iron Acquisition, but not vice versa.

Completion of the Balmoral Acquisition shall take place on the date which is 5 business days after the last of the above conditions are satisfied or any other date agreed by the Seller and the Balmoral Purchaser, but in any event no later than 31 July 2008.

Royalty

Royalty shall be payable by Balmoral to the Seller on the same basis as mentioned under the Sino-Iron Acquisition Agreement.

Similarly, Balmoral is required to have produced not less than 6 million tonnes of product no later than nine years from 21 March 2006. If Balmoral fails to produce such quantity of products, it must, no later than one month following the end of the ninth year of 21 March 2006, pay to Mineralogy an amount equivalent to the royalty payable on the 6 million tonnes of products. The amount is estimated to be approximately US$42 million (approximately HK$327.6 million) if based on the 2005 market price. Such amount is in addition to the royalty that Balmoral shall pay to Mineralogy based on the actual product volume of the same year. The royalty will continue to be payable after the ninth year depending on the quantity of magnetite ore mined and the product volume. There will be no ceiling on such royalty.

Capital Expenditure

Balmoral will be responsible for the construction and start up of the Project. It has agreed with Mineralogy that it will arrange all the financing to pay for such construction and start up (including but not limited to, mining facilities, equipment, production plants, ports, power station, desalination plants, roads, pipelines and all necessary associated infrastructure).

The estimated capital expenditure payable for Balmoral is US$1,100 million (excluding the further drilling obligation described below.)

Some of the infrastructure for which Sino-Iron and Balmoral are required to fund construction is outside the project area of Sino-Iron and Balmoral. According to the preliminary plan which is subject to final feasibility study, infrastructure outside the project area of Sino-Iron and Balmoral may include conveyor belt to the port, port facilities (including jetties, loading and unloading facilities and related infrastructure) and water and power lines and desalination plant (the estimated cost expenditure for which is approximately US$735 million (approximately HK$5,733 million), being part of the US$2,470 million (US$1,370 million for Sino Iron and US$1,100 million for Balmoral) payable by Sino-Iron and Balmoral for the estimated capital expenditure). Title to those facilities will remain with Mineralogy as it is the owner of the land. However, Sino-Iron and Balmoral will have the right to use the facilities, on paying the operation and maintenance cost and on terms which are fair and equal as compared to other users of those facilities, during the Project life. If there are other projects commenced in the area by participants seeking to use the port or other facilities, those new participants will be obliged to pay an amount to Sino-Iron and Balmoral, to effectively share the capital costs associated with construction of the facilities. The intended capacity of the port to be constructed by Sino-Iron is sufficient to cater for the needs of Balmoral and Sino-Iron in relation to export of the products.

Information relating to Balmoral

Mineralogy has advised the Company that currently there is no financial information on Balmoral as it is not required under the Australian legislation to prepare any accounts. Mineralogy has agreed to make available to the Company the financial records of Balmoral within 3 business days after the date of the Balmoral Acquisition Agreement. Mineralogy has warranted that as at completion of the Balmoral Acquisition Agreement, Balmoral will be debt free with one main asset, namely the right to extract 1 billion tonnes of magnetite ore from the Mining Area.

OPTIONS

Upon completion of the Balmoral Acquisition, the Company will enter into the China Project Option Agreement, pursuant to which, in consideration of US$100 (approximately HK$780) to be paid to Mineralogy, the Company will be granted the Options to acquire up to an additional 4 billion tonnes of magnetite ore to be exercised within the following period:–

- in the case of the first option, within four years from the completion of the Sino-Iron Acquisition and the Balmoral Acquisition; and
- in the case of further options, during the period commencing on the completion of the Balmoral Acquisition and concluding on the date which is 120 months from the date of the completion of the Sino-Iron Acquisition.

Each of the options will be exercised in the form of acquisition from Mineralogy or Mr. Clive Frederick Palmer of a company which shall have been granted the sub-lease from Mineralogy having the same rights as Sino Iron and Balmoral (i.e. having the right to extract 1 billion tonnes of magnetite ore in the Mining Area) for a consideration of US$200 million, adjusted for Inflation between 1 March 2006 and the date of completion of each acquisition.

Further drilling obligation

Pursuant to the China Project Option Agreement, the Company will carry out a further drilling obligation to drill at least 300 holes for up to five years from the date of the Sino-Iron Acquisition Agreement in the Mining Area to endeavour to locate up to additional 4 billion tonnes of magnetite ore (on top of the 1 billion tonnes of magnetite ore to be made available to Sino Iron and the 1 billion tonnes of magnetite ore to be made available to Balmoral, aggregating a total of 6 billion tonnes of magnetite ore) and will notify the Seller of at least (on top of the 2 billion tonnes to be available to Sino-Iron and Balmoral) 4 billion tonnes of magnetite ore (or such lesser amount as was located under the further drilling obligation).

The estimated cost for the drilling program under the further drilling obligation is approximately A$15 million (approximately HK$84 million) and will be deducted from the consideration to be paid by the Company in the exercise of any of the Options.

BASIS OF DETERMINATION OF CONSIDERATION AND SOURCE OF FUNDING

The basis for the determination of the consideration for Sino-Iron and Balmoral are that they will both be debt free on completion, with one main asset i.e. each with the right to extract 1 billion tonnes of magnetite ore from the Mining Area.

Golder Associates, an independent technical adviser, has been appointed by the Company to provide an independent technical assessment of the mineral assets in the Mining Area. According to a report issued by Golder Associates dated 24 March 2006, Golder Associates has advised that up to December, 2005, the total measured, indicated and inferred resources at the Mining Area were approximately 2,185 million tonnes of magnetite ore. The report from Golder Associates does not opine on the value of the mining rights under the Acquisition of Mining Rights.

The consideration has been determined based on arm's length negotiation, with reference to the report by Golder Associates and taking into consideration the capital expenditure required for the project, the historical market price for final products, an option for additional resources being granted.

The consideration for acquiring Sino-Iron Shares and Balmoral Shares will be funded by internal resources of the Group. As for the capital expenditure, a major portion will be financed by debt on a project basis with the balance from the internal resources of the Group.

REASONS AND BENEFITS FOR THE ACQUISITION OF MINING RIGHTS

The Group is engaged in a diversified range of businesses, including manufacturing of special steel, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and distribution of motor vehicles and consumer products.

Both Sino-Iron and Balmoral are principally engaged in the business of mining, extraction and processing of magnetite ore in the Mining Area.

Mineralogy, an independent third party, is principally engaged in the business of mining magnetite ore in Western Australia.

The Acquisition of Mining Rights enables the Group to explore for magnetite ore to ensure a constant and sufficient supply of raw materials for the furtherance of its special steel manufacturing business and also to invest in a magnetite ore mining business.

The Directors consider that the terms of the Acquisition of Mining Rights are normal commercial terms and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company intends to cooperate with partners of PRC background with expertise in mining and requiring constant supply of iron ore or related product to participate in the Project.

LISTING RULE REQUIREMENTS

As the applicable percentage ratios computed pursuant to rule 14.04(9) of the Listing Rules in respect of Acquisition of Mining Rights exceed 25% but are under 100%, the Acquisition of Mining Rights constitutes a major transaction for the Company and is subject to the reporting, announcement and shareholders' approval requirements of Chapter 14 of the Listing Rules and the requirements of Chapter 18 of the Listing Rules.

No shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the acquisition of the mining right. The following persons, who are a closely allied group of shareholders of the Company and together beneficially interested in 1,189,654,385 shares representing approximately 54.24% of the issued share capital of the Company, have indicated that they approve the Acquisition of Mining Rights and the Company will procure the signing of a written shareholders' approval, failing which a shareholders' meeting will be convened for approving the Acquisition of Mining Rights:

Name of beneficial shareholder	No. of ordinary shares beneficially interested	Percentage of total issued share capital of the Company as of the date hereof
CITIC Hong Kong (Holdings) Limited (through its wholly-owned subsidiaries)	632,253,285	28.83%
10 Directors having an interest in the shares of the Company (through their controlled corporations and/or personal interest)	557,401,100	25.41%
Total	1,189,654,385	54.24%

A circular complying with both Chapter 14 and Rule 18.09 of the Listing Rules and containing, among other things, further details of the Acquisition of Mining Rights will be despatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Acquisition of Mining Rights"	collectively, the Sino-Iron Acquisition, the Balmoral Acquisition, the granting of the Options under the China Project Option Agreement and the committed capital expenditure of the Company or any of its subsidiaries in respect of the Project
"A$"	Australian dollars, the lawful currency of the Commonwealth of Australia
"Balmoral"	Balmoral Iron Pty Ltd., a company incorporated in Australia
"Balmoral Acquisition"	the acquisition by the Balmoral Purchaser of the Balmoral Shares pursuant to the Balmoral Acquisition Agreement
"Balmoral Acquisition Agreement"	the takeover agreement dated 31 March 2006 entered into between Mineralogy, the Balmoral Purchaser, the Company, Mr. Clive Frederick Palmer and Balmoral in respect of the Balmoral Acquisition
"Balmoral Purchaser"	ACN 118 927 914 Pty Limited, a company incorporated in Australia and wholly owned by the Company
"Balmoral Shares"	the shares in Balmoral to be acquired by the Balmoral Purchaser under the Balmoral Acquisition Agreement
"Board"	the board of Directors
"China Project Option Agreement"	the agreement to be entered into between the Company, Mr. Clive Frederick Palmer and Mineralogy in respect of the Options upon completion of the Balmoral Acquisition
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"Directors"	directors of the Company
"FOB"	Free on Board, means the seller delivers when the goods pass the ship's rail at the named port of shipment
"Golder Associates"	Golder Associates Pty Ltd, an independent technical adviser with professional qualification and relevant experience in relation to exploration activities
"Group"	the Company and its subsidiaries
"Inflation"	the change in the Australian consumer price index (expressed as a percentage)
"Mining Area"	a specified area marked in red on the map attached to Sino-Iron Acquisition Agreement and the Balmoral Acquisition Agreement which is located under Mining Leases 08/123, 08/124 and 08/125 granted under the Mining Act of Western Australia
"Mineralogy" or "Seller"	Mineralogy Pty Ltd., a company incorporated in Australia, being the registered holder and beneficial owner of the existing issued shares in each of Sino-Iron and Balmoral
"Options"	the options to be granted by Mineralogy to the Company to acquire up to an additional 4 billion tonnes of magnetite ore under the China Project Option Agreement
"PRC"	People's Republic of China, excluding Macau, Taiwan and Hong Kong
"Project"	the mining and extraction of magnetite ore from the Mining Area and the processing of that magnetite ore into products through mine and processing facilities or infrastructure to be constructed or installed by Sino Iron, Balmoral and other companies to be acquired by the Company to carry on the Project upon exercise of the Options
"Sino-Iron"	Sino-Iron Pty Ltd., a company incorporated in Australia
"Sino-Iron Acquisition"	the acquisition of the Sino-Iron Shares pursuant to the Sino-Iron Acquisition Agreement
"Sino-Iron Acquisition Agreement"	the takeover agreement dated 31 March 2006 entered into between the Sino-Iron Purchaser, Mineralogy, the Company and Sino-Iron in respect of the Sino-Iron Acquisition
"Sino-Iron Purchaser"	ACN 118 791 772 Pty Limited, a company incorporated in Australia and wholly owned by the Company
"Sino-Iron Shares"	the shares in Sino-Iron to be acquired by the Sino-Iron Purchaser under the Sino-Iron Acquisition Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Treasurer of Australia"	the Treasurer of the Commonwealth of Australia
"US$"	United States dollars, the lawful currency of the United States

(For the purpose of illustration only, the exchange rates of US$1 to HK$7.8 and A$1 to HK$5.6 are adopted.)

By Order of the Board
CITIC PACIFIC LIMITED
Alice Tso Mun Wai
Company Secretary

Hong Kong, 31 March 2006

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Yao Jinrong, Li Shilin, Carl Yung Ming Jie, Liu Jifu and Leslie Chang Li Hsien; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

The Standard 6/4/2006


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the "Board") notes the recent increase in the price of the shares of the Company and wishes to state that other than as set out in our press announcement dated 31 March 2006 concerning the acquisition of mining rights, the Board is not aware of any reasons for such increase.

The Company is always open to new investment opportunities, directions and strategies. The Board also confirms that (save for negotiations which are kept strictly confidential or at a preliminary stage) there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

This announcement is made by the order of the Company the Board of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 4 April 2006

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆董事會第十二次會議決議公告，通過＜關於公司固定資產會計估計變更的議案＞。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：G 冶特钢　　公告编号：2006-019

大冶特殊钢股份有限公司
第四届董事会第十二次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

大冶特殊钢股份有限公司第四届董事会第十二次会议于 2006 年 4 月 3 日以书面、传真、邮件方式发出通知，于 2006 年 4 月 6 日以通讯方式召开，会议应到董事 11 名，实到董事 11 名。会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，全票通过了《关于公司固定资产会计估计变更的议案》。

根据国家相关政策、法规及钢铁行业通用的资产分类与使用寿命状况，结合公司的实际情况，对公司固定资产会计估计变更如下：

项目	变更前		变更后	
	折旧年限	残值率	折旧年限	残值率
房屋建筑物	37 年-50 年	3%	30 年-40 年	3%
机器设备	12 年-15 年	8%	15 年	5%-6%
运输工具	8 年-12 年	8%	5 年-10 年	5%-6%
电子设备及仪器、仪表	8 年-12 年	8%	5 年-15 年	3%

本次固定资产会计估计变更后，依据公司现有资产情况，年增加折旧额约 300 万元。

以上会计估计变更，采用未来适用法，从 2006 年起执行。

特此公告。

大冶特殊钢股份有限公司

董　　事　　会

2006 年 4 月 6 日

****

完

香港，二零零六年四月六日

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March, 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 7th April, 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓3. Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	—	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,193,365,160	—	---
Increase/~~(Decrease)~~ during the month	20,000	—	---
Balance at close of the month :	2,193,385,160	—	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	8,540,000	--	20,000	--	8,520,000	20,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	10,885,000	--	--	--	10,885,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* ______ 2.______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary~~ shares~~/preference shares/other classes of shares~~ increased~~/(decreased)~~ during the month:						20,000

Remarks : ____________________

Authorised Signatory:



Name : Alice Tso Mun Wai

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the [illegible]

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to: -

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
姚進榮	Yao	Jinrong

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
-	S.0090978

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
01	04	2006

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: -- 傳真 Fax: --
電郵地址 E-mail Address: --
檔號 Reference:

請勿填寫本欄 For Official Use



收件日期 RECEIVED
07 -04- 2006
文件收發小組

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form D2A

145656

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: [ ] 秘書 Secretary [√] 董事 Director [ ] 候補董事 Alternate Director | 代替 Alternate to: -

中文姓名 Name in Chinese: 羅銘韜

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Law	Ming To, Milton

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 13) 住址 Residential Address: Room 2320 Fai Shing House, May Shing Court, Shatin, New Territories, Hong Kong | 國家 Country: -

(註 Note 14) 電郵地址 E-mail Address: -

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E906610(5)

b 海外護照 Overseas Passport:

簽發國家 Issuing Country	號碼 Number
-	-

委任日期 Date of Appointment:

日 DD	月 MM	年 YYYY
01	04	2006

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

[ ] 是 Yes
[√] 否 No

Form D2A

145656

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed
(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD | 月 MM | 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director/Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 Continuation Sheet(s) A, 2 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 7th April, 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2A**

(續頁 B Continuation Sheet B)

公司編號 Company Number

145656

獲委任的個人秘書／董事的資料 (第 2B 項)
Particulars of Individual Secretary／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity

- [ ] 秘書 Secretary
- [√] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese	周志賢
英文姓名 Name in English	Chau (姓氏 Surname) / Chi Yin (名字 Other Names)
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) 住址 Residential Address	24/F., Flat F, Oak Mansion, Taikoo Shing, Hong Kong; 國家 Country: -
(註 Note 14) 電郵地址 E-mail Address	-

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D184468(8)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: - ; 號碼 Number: -

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
01	04	2006

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

- [ ] 是 Yes
- [√] 否 No

表格 Form **D2A**

(續頁 B Continuation Sheet B)

公司編號 Company Number

145656

獲委任的個人秘書／董事的資料 (第 2B 項)
Particulars of Individual Secretary／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity

☐ 秘書 Secretary

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 王安德

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Wang	Ande

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 13) 住址 Residential Address: Room 1102, Building 1, Lane 9, Rongchen Road, Shanghai

國家 Country: China

(註 Note 14) 電郵地址 E-mail Address: -

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 往來港澳通行證 Exit-entry Permit for Travelling to and from Hong Kong and Macau

簽發國家 Issuing Country	號碼 Number
China	W02450021

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
01	04	2006

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes

☑ 否 No

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)



公司註冊處
Companies Registry

Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 145656

公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

本人 I, Chau Chi Yin 周志賢 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 執行董事，
Executive Director

☐ 候補董事，
Alternate Director

代替 Alternate to

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 01 (日 DD) 04 (月 MM) 2006 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed :

日期 Date : 1st April, 2006
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司

地址 Address: 32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

電話 Tel: -

傳真 Fax: -

電郵地址 E-mail Address: -

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
07 -04- 2006
CR 文件收發小組 Central Mail Unit



公司註冊處
Companies Registry

Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number

145656

公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

本人 I, Milton Law Ming To 羅銘韜 同意出任上述公司的 consent to act as the above company's
(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

[√] 執行董事，
Executive Director

[ ] 候補董事，
Alternate Director

代替 Alternate to

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 01 (日 DD) 04 (月 MM) 2006 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed :

日期 Date : 1st April, 2006
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司

地址 Address: 32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

電話 Tel: - 傳真 Fax: -

電郵地址 E-mail Address: -

檔號 Reference:

請勿填寫本欄 For Official Use


收件日期 RECEIVED
07-04-2006
CR 文件收發小組
Central Mail Unit



公司註冊處
Companies Registry

Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form D3

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number
145656

公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

本人 I, Wang Ande 王安德 同意出任上述公司的 consent to act as the above company's
(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

[√] 執行董事，
Executive Director

[ ] 候補董事，
Alternate Director

代替 Alternate to
(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 01 (日 DD) 04 (月 MM) 2006 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

日期 Date : 29 / 03 / 2006
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司

地址 Address: 32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

電話 Tel: -
傳真 Fax: -

電郵地址 E-mail Address: -

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
07 -04- 2006

文件收發小組
Central

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)



CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)



CHINA NATIONAL AVIATION COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 1110)



CITIC Pacific Limited
中信泰富有限公司
CITIC PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)



SWIRE PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Codes: 19 and 87)

Joint Announcement

This announcement is made under Listing Rule 13.09 at the request of the Stock Exchange following certain reports in the media. Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific confirm that discussions are taking place about operational cooperation between Cathay Pacific and Air China and about the realignment of shareholdings in Cathay Pacific, Air China and Dragonair. However, there is no agreement or arrangement which is discloseable under the Listing Rules. In particular, Swire Pacific intends to remain the principal shareholder in Cathay Pacific in the long term; Air China understands CNAHC intends to remain the controlling shareholder of Air China in the long term; although CITIC Pacific may reduce its interest in Cathay Pacific, it intends to remain in the long term a significant shareholder in Cathay Pacific; and Air China has no current intention to privatise CNAC.

This joint announcement is made under Listing Rule 13.09 at the request of the Stock Exchange following certain reports in the media. Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific confirm that discussions are taking place about operational cooperation between Cathay Pacific and Air China and about the realignment of shareholdings in Cathay Pacific, Air China and Dragonair. However, there is no agreement or arrangement which is discloseable under the Listing Rules. In particular, Swire Pacific intends to remain the principal shareholder in Cathay Pacific in the long term; Air China understands CNAHC intends to remain the controlling shareholder of Air China in the long term; although CITIC Pacific may reduce its interest in Cathay Pacific, it intends to remain in the long term a significant shareholder in Cathay Pacific; and Air China has no current intention to privatise CNAC.

The discussions between Air China and Cathay Pacific about operational cooperation are designed to strengthen cooperation between them in various business and operational areas. It is intended that Dragonair is to maintain its brand and identity and that it will remain a principal airline in the Hong Kong and China mainland aviation markets.

In the meantime, shareholders of and potential investors in Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific are recommended to exercise caution when dealing in or investing in the shares of Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific.

Definitions

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Air China"	Air China Limited (Stock Code: 753), a company incorporated in the PRC with primary listing on the Stock Exchange and secondary listing on the Official List of the UK Listing Authority;
"Cathay Pacific"	Cathay Pacific Airways Limited (Stock Code: 293), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CITIC Pacific"	CITIC Pacific Limited (Stock Code: 267), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CNAC"	China National Aviation Company Limited (Stock Code: 1110), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CNAHC"	China National Aviation Holding Company;
"Dragonair"	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong and an airline based in Hong Kong;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	People's Republic of China;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Swire Pacific"	Swire Pacific Limited (Stock Codes: 19 and 87), a company incorporated in Hong Kong and listed on the Stock Exchange.

Directors

As at the date of this announcement, the directors of Air China are:
Executive Directors: Li Jiaxiang (Chairman), Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng; and
Independent Non-Executive Directors: Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

As at the date of this announcement, the directors of Cathay Pacific are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

As at the date of this announcement, the directors of CNAC are:
Executive Directors: Kong Dong (Chairman), Chuang Shi Ping, Zhang Xianlin, Zhao Xiaohang, Tsang Hing Kwong, Thomas and Gu Tiefei; and
Independent Non-Executive Directors: Lok Kung Nam, Hu Hung Lik, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

As at the date of this announcement, the directors of CITIC Pacific are:
Executive Directors: Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande;
Non-Executive Directors: Willie Chang, André Desmarais and Peter Kruyt (alternate director to André Desmarais);
Independent Non-Executive Directors: Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

As at the date of this announcement, the directors of Swire Pacific are:
Executive Directors: Christopher Pratt (Chairman), Philip Chen, Martin Cubbon, Davy Ho and Keith Kerr;
Non-Executive Directors: Baroness Dunn, James Hughes-Hallett, Peter Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: Clement Kwok, Chien Lee, Marjorie Yang, Michael Sze and Vincent Cheng.

By Order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries
Beijing, 10th April 2006

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
China National Aviation Company Limited
Li Man Kit
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
Swire Pacific Limited
David Fu
Company Secretary
Hong Kong, 10th April 2006

此乃重要通函 請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函及隨附代表委任表格交予買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理人，以便轉交買主或承讓人。


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號：267)

發行股份及購回股份之一般授權、修訂組織章程細則、重選董事及股東週年大會通告

中信泰富有限公司謹訂於二零零六年五月十二日星期五上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會，大會通告載於本通函第13至18頁。

無論　閣下能否出席股東週年大會，務請儘快按照隨附代表委任表格所印列之指示填妥表格，並在任何情況下須於股東週年大會舉行時間48小時前交回中信泰富有限公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓。填妥及交回代表委任表格後，閣下仍可親自出席股東週年大會，並於會上投票。

二零零六年四月十九日

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零六年五月十二日星期五上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之股東週年大會，大會通告載於本通函附錄四，或如文義所准許，為其任何續會
「組織章程細則」	指	本公司不時修訂之組織章程細則
「本公司」	指	中信泰富有限公司
「公司條例」	指	香港法例第32章公司條例
「董事／董事會」	指	本公司董事／董事會
「港幣」	指	港幣元
「上市規則」	指	聯交所證券上市規則
「通告」	指	召開股東週年大會之通告
「股份」	指	本公司股本中每股面值港幣0.40元之股份
「股東」	指	本公司股份持有人
「聯交所」	指	香港聯合交易所有限公司


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

董事:
榮智健*(主席)*
范鴻齡*(董事總經理)*
李松興*(副董事總經理)*
阮紀堂*(副董事總經理)*
莫偉龍*(執行董事)*
李士林*(執行董事)*
榮明杰*(執行董事)*
劉基輔*(執行董事)*
張立憲*(執行董事)*
周志賢*(執行董事)*
羅銘韜*(執行董事)*
王安德*(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
彼得•克萊特#

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷的替任董事*

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者:

發行股份及購回股份之一般授權、
修訂組織章程細則、
重選董事
及
股東週年大會通告

1. 緒言

本通函旨在向 閣下提供通告及有關於股東週年大會上建議(i)授出發行股份及購回股份之一般授權;(ii)修訂本公司組織章程細則及(iii)重選退任董事之資料。

2. 發行股份及購回股份之一般授權

在本公司於二零零五年五月十二日舉行之股東週年大會上以普通決議案通過，授予董事一般授權可(i)配發、發行及處理之額外股份，不得超過本公司於二零零五年五月十二日之已發行股本總面額20%，並擴大配發股份之一般授權，將購回之證券加於20%之一般授權；及(ii)於聯交所購買或以其他方式收購之本公司股份，不得超過本公司於二零零五年五月十二日之已發行股本總面額10%。

授出發行股份之一般授權旨在讓董事於有需要時發行額外股份。按該等授權，本公司概無購回股份及根據授權配發、發行或以其他方式處理股份。董事會現時無意行使發行本公司股份及購回本公司股份之一般授權。

根據公司條例及上市規則之條款，該等一般授權將於本公司於二零零六年五月十二日舉行之應屆股東週年大會結束時失效，惟於該大會獲重續則除外。為符合現行公司守則，本公司將提呈決議案以重續該等授權，而上市規則所規定有關購回決議案之說明函件及備忘錄載於本通函附錄一。

3. 修訂組織章程細則

根據有關財務報告之現行上市規則，本公司按照其註冊成立地點之適用法例及其組織章程文件，可讓股東按其意願選擇收取本公司通訊刊物之英文本、中文本或同時收取中英文本，惟本公司已就確定股東意願作出適當安排。

董事會建議修訂組織章程細則，令安排更具靈活性。另建議作出若干其他修訂，以使組織章程細則符合現行公司守則。有關建議修訂組織章程細則之詳情載於本通函附錄四之通告內，而有關概要則載於附錄二。

4. 重選董事

根據本公司之組織章程細則第95條，周志賢先生、羅銘韜先生及王安德先生於上屆股東週年大會後獲董事會委任為董事，彼等任期僅至即將舉行之股東週年大會為止，而彼等均符合資格膺選連任。根據本公司之組織章程細則第104(A)條，范鴻齡先生、李士林

先生、榮明杰先生、何厚浠先生、韓武敦先生及陸鍾漢先生均須於股東週年大會上輪值退任，而彼等均符合資格膺選連任。有關建議在股東週年大會膺選連任之董事詳情載於本通函附錄三。

5. 股東週年大會

通告載於本通函附錄四。於股東週年大會上，本公司將提呈決議案，以批准（其中包括）發行股份及購回股份之一般授權、建議修訂組織章程細則及重選董事。

根據本公司之組織章程細則第75條，於任何股東大會提呈投票之決議案須先以舉手方式表決，惟下列人士在宣佈舉手表決結果之前或當時，或撤銷任何其他按股數投票表決要求時，要求以按股數投票方式表決除外：

(i) 股東大會主席；或

(ii) 最少三名親自出席之股東或當時有權於會上投票之受委代表；或

(iii) 任何親自出席或委派代表出席之一名或以上股東，且擁有不少於所有有權於會上投票之所有股東之投票權總額十分之一；或

(iv) 親自或委派代表出席之一名或以上股東，其於本公司持有獲賦予權利於會上投票之已繳足股份總數不少於獲賦予該項權利之所有已繳足股份總數十分之一。

按股數投票方式表決之結果將於緊接上述大會結束後之營業日刊載於本地報章、本公司及聯交所之網頁。

隨函附奉股東週年大會適用之代表委任表格。無論 閣下能否出席股東週年大會，務請儘快按照隨附代表委任表格所印列之指示填妥表格，並在任何情況下須於大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓。填妥及交回代表委任表格後，股東仍可依願親自出席股東週年大會，並於會上投票。

6. 推薦意見

董事會相信，於股東週年大會之建議有關發行股份及購回股份之一般授權、修訂組織章程細則及重選董事乃符合本公司及股東最佳利益。因此，董事會建議股東於股東週年大會上投票贊成上述建議之決議案。

此致

列位股東 台照

主席
榮智健
謹啟

二零零六年四月十九日

此乃關於一項將於股東週年大會上提呈批准本公司購回其本身股份（「購回授權」）之決議案而向股東發出之購回建議條款之說明函件及備忘錄。

本說明函件載有上市規則第10.06(1)(b)條所要求之資料。本說明函件旨在向股東提供一切合理必須之資料，以便彼等就是否投票贊成批准購回授權之決議案作出知情決定，同時亦構成根據公司條例第49BA(3)(b)條提出購回建議條款之備忘錄。

i. 股本

於二零零六年四月十日（本通函付印前之最後實際可行日期（「最後可行日期」）），本公司之已發行股本為2,193,385,160股股份。

倘批准購回授權之決議案獲得通過，同時在股東週年大會前不再發行或購回股份，則本公司根據購回授權將獲准購回最多219,338,516股股份，相當於本公司已發行股本10%。

ii. 股東批准／買賣限制

上市規則規定，於聯交所作第一上市之公司購回證券之一切建議必須事先以普通決議案（以一般授權或特別批准一項指定交易之方式）批准。

iii. 購回之理由

董事會認為，向股東徵求一般授權，使董事會可於市場購回本公司之股份，乃符合本公司及股東之最佳利益。

購回股份只在董事會認為該項購回有利於本公司及其股東之情況下方會進行。該等購回可（視乎當時之市況及資金安排）導致每股資產淨值及／或盈利及／或股息增加。

iv. 提供購回所需之資金

購回所需之資金必須根據本公司之成立文件，當中包括組織章程大綱及細則，以及

香港法例從合法作此用途之款項中撥出，即為可供分派之溢利及就購回而新發行股份所得款項。預期任何購回所需之資金均來自可供分派之溢利。

倘行使購回授權對本公司之營運資金需求或董事會不時認為適合本公司之資本負債水平構成重大不利影響，董事會在此情況下不擬行使購回授權。然而，倘購回授權獲全面行使，則可能對本公司之營運資金或資本負債狀況（與二零零五年十二月三十一日經審核財務報告所披露之狀況比較）構成不利影響。

v. 股價

股份由二零零五年四月一日至二零零六年三月三十一日止之最後可行日期前十二個月內每個月份在聯交所買賣之最高及最低價如下：

		股份	
		最高	*最低*
		港幣元	*港幣元*
二零零五年	四月	23.70	22.45
	五月	23.55	21.40
	六月	22.80	21.65
	七月	23.25	21.90
	八月	23.40	21.40
	九月	22.10	21.05
	十月	21.85	19.70
	十一月	21.50	20.00
	十二月	22.10	21.20
二零零六年	一月	23.05	21.35
	二月	23.35	21.90
	三月	24.00	22.70

vi. 一般事項

各董事或（經作出一切合理查詢後就彼等所深知）彼等之聯繫人士現時無意（倘購回授權獲行使）向本公司或其附屬公司出售任何股份。

董事已向聯交所作出承諾，彼等將根據上市規則及香港法例，按照購回授權行使本公司之權力購回股份。

倘購回股份導致股東於本公司擁有之投票權比例增加，就香港公司收購、合併及股份購回守則（「收購守則」）而言，此增加將被視為一項收購。因此，一名股東或一群一致行動之股東（視乎股東權益增加之水平）可取得或合併對本公司之控制，並根據收購守

則第26條須提出強制性收購建議。於二零零六年四月十日（最後可行日期），中信（香港集團）有限公司（「中信香港」）連同其董事（作為與中信香港一致行動人士）合共持有本公司已發行股本約49%。倘全面行使購回授權，及中信香港與其一致行動人士之現有股權維持不變，則中信香港與其一致行動之人士所持之股份佔本公司已發行股本之比率將增加超過5%，因此可能須根據收購守則第26及32條向股東提出全面收購建議。董事會現無意行使該購回授權至產生上述收購責任之程度。中信香港為中國中信集團公司之全資附屬公司，故中信香港及中國中信集團公司均為本公司之主要股東。除上文披露者外，董事並不知悉任何股東或一群一致行動之股東將因購回股份而須提出強制性收購建議。

過去六個月，本公司概無購回其任何證券（不論在聯交所或以其他途徑）。

上市規則禁止本公司故意在聯交所向「關連人士」（定義見上市規則）購回本公司之股份，而關連人士亦禁止故意向本公司出售其股份。

概無本公司之關連人士（定義見上市規則）已知會本公司，表示彼等現時有意在本公司獲授權購回股份之情況下，向本公司出售股份或承諾不出售股份。

本附錄載有修訂建議之概要。

章程細則第2條	清楚列明於章程細則內所述文件包括電傳形式文件
章程細則第4條	符合上市規則附錄三有關不同股份類別名稱之規定
章程細則第7條	符合上市規則附錄三有關就贖回購買可贖回股份限制之規定
章程細則第17條	規定股票可能須於聯交所不時指定之期間內發行
章程細則第86條 章程細則第110條	作出少量改善修訂
章程細則第172條	規定僅以英文或中文發出通告或文件
章程細則第174條	規定通告或文件如以報章形式作出則被視作已作出論
章程細則第175條 章程細則第177條 章程細則第178條	作出少量改善修訂
章程細則第184(B)條 章程細則第184(C)條	符合公司條例所規定有關核數師之責任及本公司為核數師購買責任保險能力之條文

下列董事將根據本公司之組織章程細則輪值退任及膺選連任。除周志賢先生、羅銘韜先生及王安德先生外，退任董事於本公司證券之權益載於二零零五年年報及二零零五年財務摘要報告內「董事會報告」一節。除周志賢先生、羅銘韜先生及王安德先生外，退任董事之酬金載於二零零五年年報內之賬目附註11及二零零五年財務摘要報告內之財務摘要報表附註3。一般而言，付予董事之酬金乃參照市場趨勢及彼等於本集團之職務及職責釐定。就下列董事膺選連任而言，並無根據上市規則第13.51(2)(h)至(v)條任何規定須予披露之資料，亦無其他事宜須知會股東。

***范鴻齡**，現年五十七歲，自一九九零年起成為董事，及於一九九二年成為本公司董事總經理。范先生為國泰航空有限公司（「國泰」）副主席、港龍航空有限公司（「港龍」）之董事，及中信（香港集團）有限公司（「中信香港」）之副董事總經理。彼亦為香港特別行政區行政會議非官守議員及香港交易及結算所有限公司之非執行董事。范先生於一九八七年加入中信香港前，於多間公司擔任高級管理職位，並為執業大律師。中信香港為本公司主要股東中國中信集團公司之全資附屬公司。除本通函披露者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

***李士林**，現年五十六歲，自二零零零年起成為董事，為中國中信集團公司之常務董事兼副總經理，彼亦為中信國安集團公司、信德電信國際合作有限責任公司、中信國安信息產業股份有限公司及中信海洋直升機股份有限公司之董事長。除上述者外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

***榮明杰**，現年三十七歲，為中信泰富（中國）投資有限公司之董事長，彼亦為國泰、上海中信泰富廣場有限公司、上海老西門新苑置業有限公司及本集團其他有關中國物業、基建及工業項目公司之董事。榮先生於一九九三年加入中信泰富。彼為本公司主席榮智健先生之兒子及本公司集團財務部之董事榮明方小姐之兄長。除此之外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

#何厚浠，現年五十五歲，自一九九二年起成為董事，為大昌行集團有限公司、新世界發展有限公司及景福集團有限公司之董事，並為恒威投資有限公司及德雄（集團）有限公司之執行董事。彼為本公司董事何厚鏘先生之兄長。除此之外，彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

#+Δ韓武敦，現年六十四歲，自一九九四年起成為董事，曾為羅兵咸永道會計師事務所合夥人，執業達十六年。彼現為香港多間公司包括中國遠洋控股股份有限公司、香格里拉（亞洲）有限公司、思捷環球控股有限公司及八達通卡有限公司之董事。彼曾出任中遠太平洋有限公司、中遠國際控股有限公司、意馬國際控股有限公司及民生國際有限公司之董事。彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

#+陸鍾漢，現年六十八歲，自一九九四年起成為董事，為偉倫紡織有限公司董事總經理、富聯美國運通旅遊有限公司主席，以及中電控股有限公司之董事。彼曾出任香港上海滙豐銀行有限公司董事。彼與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。

***周志賢**，現年五十歲，自二零零六年四月一日起成為董事，於一九九零年加入本公司，為香港興業有限公司及本集團若干有關工業項目公司之董事。彼於一九八七年加入中信香港前，曾從事執業會計事務及於香港一間具規模之上市公司負責財務管理。除出任中信香港旗下若干附屬公司的董事外，周先生與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。彼為香港會計師公會會員。於二零零六年四月十日（「最後可行日期」），根據證券及期貨條例第XV部之涵義，彼持有本公司236,000股股份及800,000股購股權之權益。周先生可獲取每月薪金港幣110,000元，另加視乎本公司及其個人表現而發放之酌情花紅。

***羅銘韜**，現年四十二歲，自二零零六年四月一日起成為董事，為港龍及本集團其他有關基建、環境保護、工業及物業項目公司之董事。於一九九二年加入本公司前，彼任職於銀行界。除出任中信香港旗下若干附屬公司的董事外，羅先生與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。彼為英國特許公認會計師公會資深會員及香港會計師公會會員，並獲得中華人民共和國律師資格。根據證券及期貨條例第XV部之涵義，彼於最後可行日期持有本公司3,000股股份及750,000股購股權之權益。羅先生可獲取每月薪金港幣95,000元，另加視乎本公司及其個人表現而發放之酌情花紅。

***王安德**，現年五十五歲，自二零零六年四月一日起成為董事，為中信泰富（中國）投資有限公司之董事總經理及本集團其他有關中國物業項目公司之董事。於二零零三年加入本公司前，服務於上海市政府及浦東新區政府，負責市內土地及房地產發展。王先生與本公司之任何董事、高層管理人員或主要股東或控股股東概無任何關係。根據證券及期

貨條例第XV部之涵義，彼於最後可行日期持有本公司50,000股股份及200,000股購股權之權益。王先生可獲取每月薪金人民幣40,000元，另加視乎本公司及其個人表現而發放之酌情花紅。

* *執行董事*
\# *獨立非執行董事*
\+ *審核委員會成員*
Δ *薪酬委員會成員*


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

茲通告本公司謹訂於二零零六年五月十二日星期五上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會,藉以處理下列事項:

1. 省覽截至二零零五年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。

2. 宣派截至二零零五年十二月三十一日止年度之末期股息。

3. 重選退任董事。

4. 再續委聘核數師,並授權董事會釐定其酬金。

5. 作為特別事項考慮並酌情通過下列決議案為特別決議案:

「**動議**本公司之組織章程細則按以下方式修訂:

(a) 於章程細則第2條內:

(i) 於「書面」或「印刷本」釋義內「可讀及非暫時性形式」字句後加入「(包括電子通訊)」之字句;及

(ii) 於該條句末加入以下新段:

「凡提述文件之簽署,包括以親筆簽署或蓋章方式或電子簽署或任何其他方法作出之簽署。凡提述通告或文件,包括以任何數碼、電子、電傳、磁力或其他可讀取形式或媒體記錄或儲存之通告或文件,當中載有不論是否以實物形式存在之可閱資料。」;

(b) 於章程細則第4條內，緊隨「按董事會可釐定」之字句後加入「倘本公司發行不具投票權之股份，「無投票權」之字句須標示於該等股份，而股本包括具有不同投票權之股份時，各股份類別（具有最有利投票權股份除外）必須包括「受限制投票」或「有限制投票」」之字句；

(c) 於章程細則第7條內，在句末加入以下字句：

「倘購入可贖回股份，(i)並非透過股票市場或投標進行之購回須受購回上限價格規限；及(ii)倘購回透過投標進行，則投標須向全體股東作出。」；

(d) 於章程細則第17條內，刪除「或按發行條件所規定其他期間內」之字句，並以「或按發行條件所規定或可根據聯交所不時於上市規則內所規定之較短期間內」之字句取代；

(e) 於章程細則第86條內，緊隨該條最後一句「股東」字句後加入「為兩股或以上股份持有人」之字句；

(f) 於章程細則第110條內，刪除該條旁註「特別決議案」字句，並以「普通決議案」一詞取代；

(g) 於章程細則第172條內，於該條句末加入「根據該等章程細則編製之任何通告或文件僅可以英文本、中文本或同時以中英文本作出或發出，惟須妥為遵守公司條例及其他適用法例、規條及規例。」之字句；

(h) 於章程細則第174條內：

(i) 刪除該條最後一句中「其後」之字句；及

(ii) 於章程細則第174條句末加入以下字句：

「根據章程細則第172條以報章廣告形式作出之任何通告或文件，該通告或文件須被視作其首次於報章刊登當日已作出。」；

(i) 刪除現行章程細則第175條全文，並以下列字句取代為新章程細則第175條：

「175. 如本公司或公司代表人需向因股東身故、神志不清或破產而有權接收股份之人士發出通告或文件，將按該等章程細則規定，以股東身故、神志不清或破產前之方式發出。」；

(j) 於章程細則第177條內，刪除「以郵遞或交往任何股東登記地址」之字句，並以「按該等章程細則所規定方式向任何股東」之字句取代；

(k) 刪除章程細則第178條全文，並以下列字句取代為新章程細則第178條：

「178. 本公司作出之任何通告或文件可以書面、印刷或電傳方式簽署。」；

(l) 於章程細則第184(B)條內，緊隨「任何本公司董事或其他高級職員」字句後加入「，或由本公司僱用任何人士出任之核數師」之字句；及

(m) 於章程細則第184(C)條內，緊隨「任何本公司董事或高級職員」字句後加入「，或由本公司僱用任何人士出任之核數師」之字句。」

6. 作為特別事項考慮下列決議案為普通決議案：

「**動議**：

A. 在(C)段之規限下，無條件授權本公司董事會於有關期間行使本公司一切權力，以配發、發行及處理本公司之額外股份及訂立或批出將須或可能須行使該等權力之售股建議、協議及購股權；

B. (A)段所述之授權將授權本公司董事會於有關期間訂立或批出將須或可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

C. 本公司董事會依據(A)段之授權配發或同意有條件或無條件配發（不論其為依據購股權或以其他方式所配發者與否）之股本面值總額（惟根據(i)配售新股；或(ii)當時採納之任何購股權計劃或類似安排，向本公司及／或其任何附屬公司之高級職員及／或僱員授出或發行股份或收購本公司股份之權力；或(iii)根據本公司發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使認購權或換股權；或(iv)任何按照本公司不時之組織章程細則配發股份以代替本公司股份之全部或部分股息而設之以股代息或類似安排而配發者除外）不得超過本公司在本決議案當日已發行股本總面額的百分之二十，上述之授權因而須受此限；

D. 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列任何一項較早日期之期間：

i. 本公司下屆股東週年大會結束時；或

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii. 本決議案所述之授權經股東在股東大會上通過普通決議案撤銷或修訂之日。

「配售新股」指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊內之本公司股份持有人按彼等當時所持股份比例提呈發售股份之建議（惟須受本公司董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

7. 作為特別事項考慮下列決議案為普通決議案：

「**動議**：

A. 無條件授權本公司董事會根據一切適用的法例和香港聯合交易所有限公司證券上市規則的規定，於有關期間行使本公司所有權力，購買或以其他方式收購本公司之股份，但所購買或以其他方式收購之股份總面額，不得超過本公司在本決議案當日已發行股本總面額的百分之十；

B. 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列任何之一項較早日期之期間：

i. 本公司下屆股東週年大會結束時；或

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii. 本決議案所述之授權經股東在股東大會上通過普通決議案撤銷或修訂之日。」

8. 作為特別事項考慮下列決議案為普通決議案：

「**動議**倘召開本大會通告第(6)及(7)項決議案獲得通過，則本公司根據第(7)項決議案所購買或以其他方式收購之股份總面額將會加入根據第(6)項決議案可增發股份總面額內。」

承董事會命
公司秘書
曹敏慧

香港，二零零六年三月二十二日

註冊辦事處：
香港中環
添美道一號
中信大廈三十二樓

附註：

(i) 本公司將於二零零六年五月四日（星期四）至二零零六年五月十二日（星期五）（首尾兩天包括在內）之期間內暫停辦理股份過戶登記手續。

(ii) 有權出席上述大會並於會上投票之股東均有權委任一名代表代其出席並於以按股數表決時代其投票。受委代表毋須為本公司股東。

(iii) 代表委任表格連同簽署人之授權書或其他授權文件（如有）或由公證人簽署證明之此等文件副本，最遲須於該表格內指定之人士擬投票之大會或續會或以按股數投票方式表決（視情況而定）之舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

(iv) 關於上文第3項，周志賢先生、羅銘韜先生及王安德先生於上屆股東週年大會後獲董事會委任為董事，彼等任期僅至即將舉行之股東週年大會為止，並根據本公司之組織章程細則第95條符合資格膺選連任。范鴻齡先生、李士林先生、榮明杰先生、何厚浠先生、韓武敦先生及陸鍾漢先生須根據本公司之組織章程細則第104(A)條於股東週年大會上輪值告退，而彼等均符合資格並願意膺選連任。有關上述董事之詳細資料載於本通函附錄三。

(v) 關於上文第5項，本公司擬提呈特別決議案，修訂本公司組織章程細則若干章程細則，讓本公司靈活地向股東提供按上市規則所允許以英文或中文或同時以中英文收取本公司之通訊刊物之選擇，並致使章程細則符合現行公司守則。

(vi) 關於上文第6項，本公司現正尋求股東授予一般授權，以便根據公司條例第57B條及上市規則之規定配發股份，賦予董事會靈活性及酌情權，在適當之情況下發行最多佔本公司已發行股本20%之本公司任何股份。董事會謹此表明，彼等暫無計劃發行本公司之股份。

(vii) 關於上文第7項，本公司現正尋求股東授予一般授權以賦予董事會靈活性及酌情權，確保在購回本公司任何股份乃屬適當之情況下購回最高達本公司已發行股本10%之股份。

(viii) 關於上文第8項，本公司現正尋求股東批准擴大配發股份之一般授權，將購回之證券加於20%之一般授權。

Notes:

(i) The Register of Members will be closed from Thursday, 4 May 2006 to Friday, 12 May 2006, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Concerning item 3 above, Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande are Directors appointed by the Board since last annual general meeting who shall hold office only until the forthcoming Annual General Meeting and shall then be eligible for re-election pursuant to Article 95 of the Articles of Association of the Company. Messrs Henry Fan Hung Ling, Li Shilin, Carl Yung Ming Jie, Hamilton Ho Hau Hay, Alexander Reid Hamilton and Hansen Loh Chung Hon shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election. Details of the above Directors are set out in Appendix III to this circular.

(v) Concerning item 5 above, a special resolution to amend certain Articles in the Company's Articles of Association is proposed in order to allow the Company to have the flexibility to offer the Shareholders the choice to receive corporate communications in either English or Chinese language or both languages as permitted by the Listing Rules and to bring the Articles in line with current corporate practice.

(vi) Concerning item 6 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Listing Rules, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(vii) Concerning item 7 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(viii) Concerning item 8 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.

7. To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT**:

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

8. To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT** conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6)."

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 22 March 2006

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(i) by deleting the existing Article 175 in its entirety and substituting therefor the following as new Article 175:

"175. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in these Articles in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.";

(j) in Article 177, by deleting the words "by post to, or left at the registered address of any member" and substituting therefor the words "to any member in such manner as provided in these Articles";

(k) by deleting the existing Article 178 in its entirety and substituting therefor the following as new Article 178:

"178. The signature to any notice or document to be given by the Company may be written, printed or made electronically.";

(l) in Article 184(B), by adding the words ", or any person employed by the Company as Auditor" immediately after the words "any Director or other officer of the Company"; and

(m) in Article 184(C), by adding the words ", or any person employed by the Company as Auditor" immediately after the words "any Director or officer of the Company". "

6. To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT**:

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(b) in Article 4, by adding the words "provided always that where the Company issues shares which do not carry voting rights, the words "non-voting" shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares (other than those with the most favourable voting rights) must include the words "restricted voting" or "limited voting"" immediately after the words "as the Board may determine)";

(c) in Article 7, by adding at the end thereof the following:

"In the case of purchases of redeemable shares, (i) purchases not made through the stock market or by tender shall be limited to a maximum price, and (ii) if purchases are by tender, tenders shall be available to all members alike.";

(d) in Article 17, by deleting the words "or within such other period as the conditions of issue shall provide" and substituting therefor the words "or within such shorter period as the conditions of issue shall provide or as the Stock Exchange may from time to time prescribe under the Listing Rules";

(e) in Article 86, by adding the words "who is the holder of two or more shares" immediately after the words "A member" in the last sentence thereof;

(f) in Article 110, by deleting the words "special resolution" in the marginal note thereto and substituting therefor the words "ordinary resolution";

(g) in Article 172, by adding at the end thereof the words "Any notice or document to be given or issued under these Articles may be either in English language or Chinese language only or in both English language and Chinese language, subject to due compliance with the Ordinance and other applicable laws, rules and regulations.";

(h) in Article 174:

(i) by deleting the words "following that" in the last sentence thereof; and

(ii) by adding at the end of Article 174 the following:

"Any notice or document served by advertisement in newspapers in accordance with Article 172 shall be deemed to have been served on the day on which the notice or document is first published in newspapers.";


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Friday, 12 May 2006 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2005.

2. To declare a final dividend for the year ended 31 December 2005.

3. To re-elect retiring Directors.

4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5. To consider as Special Business and, if thought fit, pass the following resolution as a Special Resolution:

   "**THAT** the Articles of Association of the Company be altered in the following manner:

   (a) in Article 2:

      (i) by inserting the words "(including an electronic communication)" after the words "legible and non-transitory form" in the definition of "writing" or "printing"; and

      (ii) by adding at the end thereof the following new paragraph:

      "References to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.";

responsible for lands and property development of the city. Mr. Wang has no relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, he is interested in 50,000 shares and 200,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wang is entitled to receive a monthly salary of RMB40,000 plus discretionary bonus that is subject to the performance of the Company and the individual.

* *Executive Director*
# *Independent Non-executive Director*
+ *Member of the Audit Committee*
Δ *Member of the Remuneration Committee*

#+Δ **Alexander Reid Hamilton**, aged 64, a Director since 1994, was a partner of PricewaterhouseCoopers where he practised for 16 years. He is a director of a number of Hong Kong companies including China Cosco Holdings Company Limited, Shangri-La Asia Limited, Esprit Holdings Limited and Octopus Cards Limited. He was previously a director of COSCO Pacific Limited, COSCO International Holdings Limited, Imagi International Holdings Limited and Man Sang International Limited. He has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

#+ **Hansen Loh Chung Hon**, aged 68, a Director since 1994, is the Managing Director of Wyler Textiles, Limited, Chairman of Farrington American Express Travel Services Limited and a director of CLP Holdings Limited. He was previously a director of The Hongkong and Shanghai Banking Corporation Limited. He has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Chau Chi Yin**, aged 50, is a Director with effect from 1 April 2006. Mr. Chau joined the Company in 1990, is a director of Hong Kong Resort Company Limited and certain Group companies concerned with industrial projects. He joined CITIC HK in 1987 after experience in public accounting and in financial management with a major Hong Kong listed company. Mr. Chau has no relationships with any directors, senior management or substantial or controlling shareholders of the Company, apart from being a director of some subsidiaries of CITIC HK. He is a member of the Hong Kong Institute of Certified Public Accountants. As at 10 April 2006, the Latest Practicable Date, he is interested in 236,000 shares and 800,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Chau is entitled to receive a monthly salary of HK$110,000 plus discretionary bonus that is subject to the performance of the Company and the individual.

* **Milton Law Ming To**, aged 42, a Director with effect from 1 April 2006, is a director of Dragonair and other Group companies concerned with infrastructure, environment, industrial and property projects. Before joining the Company in 1992, he worked in the banking industry. Mr. Law has no relationships with any directors, senior management or substantial or controlling shareholders of the Company, apart from being a director of some subsidiaries of CITIC HK. He is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. He is also qualified as an attorney at law in the PRC. As at the Latest Practicable Date, he is interested in 3,000 shares and 750,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Law is entitled to receive a monthly salary of HK$95,000 plus discretionary bonus that is subject to the performance of the Company and the individual.

* **Wang Ande**, aged 55, a Director with effect from 1 April 2006, is the Managing Director of CITIC Pacific China Holdings Limited and a director of other Group companies concerned with property projects in the PRC. Before joining the Company in 2003, he served in the Shanghai Municipal Government and Pudong New Area Government

The following Directors are subject to retirement by rotation and re-election in accordance with the Company's Articles of Association. The interests in the securities of the Company of the retiring Directors apart from Messrs. Chau Chi Yin, Milton Law Ming To and Wang Ande are provided in the section "Directors' Report" in the 2005 Annual Report and the 2005 Summary Financial Report. The emoluments of the retiring Directors apart from Messrs. Chau Chi Yin, Milton Law Ming To and Wang Ande are set out in Note 11 to the accounts contained in the 2005 Annual Report and Note 3 to the summary financial statements contained in the 2005 Summary Financial Report. In general, the emoluments paid to the Directors are determined with reference to the market terms and their duties and responsibilities within the Group. In relation to the re-election of the following Directors, there is no information to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders.

* **Henry Fan Hung Ling**, aged 57, a Director since 1990 and became the Managing Director of the Company since 1992. Mr. Fan is a Deputy Chairman of Cathay Pacific Airways Limited ("Cathay"), a director of Hong Kong Dragon Airlines Limited ("Dragonair") and a Deputy Managing Director of CITIC Hong Kong (Holdings) Limited ("CITIC HK"). He is a non-official member of the Executive Council of the Hong Kong Special Administrative Region and a non-executive director of Hong Kong Exchanges and Clearing Limited. Before joining CITIC HK in 1987, Mr. Fan held senior management positions with a number of corporations and also practised law as a barrister. CITIC HK is a wholly owned subsidiary of CITIC Group, a substantial shareholder of the Company. Save as disclosed herein, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Li Shilin**, aged 56, a Director since 2000, is an Executive Director and a Vice President of CITIC Group. He is also the Chairman of CITIC Guoan Group, Xin De Telecom International Ventures Co., Ltd., CITIC Guoan Information Industry Co., Ltd. and CITIC Offshore Helicopter Co., Ltd. Save as the above, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

* **Carl Yung Ming Jie**, aged 37, is the Chairman of CITIC Pacific China Holdings Limited. He is also a director of Cathay, Shanghai CITIC Square Co., Ltd., Shanghai New Westgate Garden Property Co. Ltd. and other Group companies concerned with property, infrastructure and industrial projects in the PRC. He joined CITIC Pacific in 1993. He is the son of Mr. Larry Yung Chi Kin who is the Chairman of the Company and the brother of Miss Frances Yung Ming Fong who is the director of Group Finance of the Company. Apart from this, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Hamilton Ho Hau Hay, aged 55, a Director since 1992, is a director of Dah Chong Hong Holdings Limited, New World Development Company Limited and King Fook Holdings Limited, an Executive Director of Honorway Investments Limited and Tak Hung (Holding) Company Limited. He is the brother of Mr. Norman Ho Hau Chong who is a director of the Company. Apart from this, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

This appendix sets out a summary of the proposed amendments.

Article 2	To make it clear that documents referred to in the Articles include those that are in electronic form
Article 4	To conform with Appendix 3 of the Listing Rules in respect of designation of different class of shares
Article 7	To conform with Appendix 3 of the Listing Rules in respect of the restriction on purchase of redeemable shares for redemption
Article 17	To provide for the possibility that share certificates shall be issued within the period as prescribed by the Stock Exchange from time to time
Article 86 Article 110	As minor drafting improvement
Article 172	To provide for the issue of notice or document either in English or Chinese only
Article 174	To provide for deemed service of notice or document served by newspapers advertisement
Article 175 Article 177 Article 178	As minor drafting improvement
Article 184(B) Article 184(C)	To be consistent with the provisions as prescribed by the Companies Ordinance as to the liability of auditors and the Company's ability to purchase liability insurance for auditors.

depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at 10 April 2006, the Latest Practicable Date, CITIC Hong Kong (Holdings) Limited ("CITIC HK") together with its directors as parties acting in concert held approximately 49% of the issued share capital of the Company. In the event of full exercise of the Buyback Mandate and the maintenance by CITIC HK and its concert parties of their present shareholding, the percentage of the issued share capital of the Company held by CITIC HK and parties acting in concert would increase by more than 5%. An obligation to make a general offer to Shareholders under Rules 26 and 32 of the Takeover Code may accordingly arise. The Directors have no present intention to exercise the Buyback Mandate to such an extent as would result in such takeover obligation arising. CITIC HK is a wholly owned subsidiary of CITIC Group and thus both CITIC HK and CITIC Group are substantial shareholders of the Company. Save as disclosed, the Directors are not aware of any shareholder or group of shareholders acting in concert who will become obliged to make a mandatory offer as a result of a repurchase of Shares.

There have been no repurchases of any securities of the Company made in the previous six months (whether on the Stock Exchange or otherwise).

The Listing Rules prohibit the Company from knowingly repurchasing Shares of the Company on the Stock Exchange from a "connected person" (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her Shares to the Company.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

envisaged that the funds required for any repurchase would be derived from profits available for distribution.

The Directors do not propose to exercise the Buyback Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, there might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements as at 31 December 2005) in the event that the Buyback Mandate was exercised in full.

v. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the 12 months preceding the Latest Practicable Date, from 1 April 2005 to 31 March 2006, were as follows:

		Shares	
		Highest HK$	*Lowest HK$*
2005	April	23.70	22.45
	May	23.55	21.40
	June	22.80	21.65
	July	23.25	21.90
	August	23.40	21.40
	September	22.10	21.05
	October	21.85	19.70
	November	21.50	20.00
	December	22.10	21.20
2006	January	23.05	21.35
	February	23.35	21.90
	March	24.00	22.70

vi. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention if the Buyback Mandate is exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers and Share Repurchases ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert

This is an explanatory statement and memorandum of the terms of the proposed repurchases given to the Shareholders relating to a resolution to approve the Company repurchasing its own Shares ("Buyback Mandate") to be proposed at the Annual General Meeting.

This explanatory statement contains the information required under Rule 10.06(1)(b) of the Listing Rules. Its purpose is to provide Shareholders with all the information reasonably necessary for them to make an informed decision as to whether or not to vote in favour of the resolution approving the Buyback Mandate and it also forms the memorandum of the terms of the proposed repurchases given under Section 49BA(3)(b) of the Companies Ordinance.

i. SHARE CAPITAL

As at 10 April 2006, being the latest practicable date prior to the printing of this circular ("Latest Practicable Date"), the issued share capital of the Company was 2,193,385,160 Shares.

Subject to the passing of the resolution approving the Buyback Mandate and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 219,338,516 Shares, representing 10% of the issued share capital of the Company.

ii. SHAREHOLDER APPROVAL/TRADING RESTRICTIONS

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction.

iii. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from Shareholders to enable the Directors to repurchase the Shares of the Company on the market.

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per share.

iv. FUNDING OF REPURCHASES

Repurchases must be funded out of the funds legally available for the purpose in accordance with the Company's constitutive documents, including memorandum and articles of association, and Hong Kong laws, being profits available for distribution and the proceeds of a fresh issue of shares made for the purpose of the repurchases. It is

6. RECOMMENDATION

The Directors believe that the general mandates to issue Shares and to repurchase Shares, the amendments to the Articles of Association and the re-election of Directors to be proposed at the Annual General Meeting are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend that the Shareholders shall vote in favour of the resolutions in relation to the above proposals to be proposed at the Annual General Meeting.

Yours faithfully,
Larry Yung Chi Kin
Chairman

Loh Chung Hon shall retire by rotation in the Annual General Meeting and, all being eligible, shall offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix III to this circular.

5. ANNUAL GENERAL MEETING

The Notice is set out in Appendix IV to this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the general mandates to issue Shares and to repurchase Shares, the proposed amendments to the Articles of Association and the re-election of Directors.

Pursuant to Article 75 of the Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The results of the poll will be published in the local newspapers and on the websites of the Company and the Stock Exchange on the business day following the above meeting.

A proxy form for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not preclude Shareholders from attending and voting at the Annual General Meeting if they so wish.

2. GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of the Company held on 12 May 2005, ordinary resolutions were passed giving general mandates to the Directors (i) to allot, issue and dispose of additional Shares not exceeding twenty per cent of the aggregate nominal amount of the issued share capital of the Company as at 12 May 2005 and to extend the general mandate to allot Shares by adding repurchased securities to the twenty per cent general mandate; and (ii) to purchase or otherwise acquire Shares of the Company on the Stock Exchange not exceeding ten per cent of the aggregate nominal amount of the issued share capital of the Company as at 12 May 2005.

The purpose of the general mandate to issue Shares was to enable the Directors to issue additional Shares should the need arise. No Shares have been repurchased and no Shares have been allotted, issued or otherwise dealt with pursuant to the mandates. The Directors have no present intention to exercise the general mandates to issue Shares and to repurchase Shares of the Company.

Under the terms of the Companies Ordinance and the Listing Rules, these general mandates will lapse upon the conclusion of the forthcoming Annual General Meeting of the Company to be held on 12 May 2006, unless renewed at that meeting. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement and memorandum regarding the repurchase resolution as required under the Listing Rules is set out in Appendix I to this circular.

3. AMENDMENTS TO ARTICLES OF ASSOCIATION

According to the current Listing Rules regarding financial reporting, the Company, in accordance with the applicable laws of its place of incorporation and its constitutional documents, may offer the Shareholders the choice of receiving corporate communications in either the English language only, the Chinese language only or both the English language and the Chinese language in accordance with the wishes of its Shareholders provided that the Company has made adequate arrangements to ascertain the wishes of its Shareholders.

The Directors proposed to amend the Articles of Association to allow such flexibility. Some other amendments were proposed to bring the Articles of Association in line with current corporate practice. Full details of the proposed amendments to the Articles of Association are set out in the Notice under Appendix IV to this circular whereas a summary is set out in Appendix II.

4. RE-ELECTION OF DIRECTORS

In accordance with Article 95 of the Articles of Association of the Company, Messrs. Chau Chi Yin, Milton Law Ming To and Wang Ande are Directors appointed by the Board since the last annual general meeting who shall hold office only until the forthcoming Annual General Meeting and shall be eligible for re-election. In accordance with Article 104(A) of the Articles of Association of the Company, Messrs. Henry Fan Hung Ling, Li Shilin, Carl Yung Ming Jie, Hamilton Ho Hau Hay, Alexander Reid Hamilton and Hansen



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Norman Yuen Kee Tong *(Deputy Managing Director)*
Vernon Francis Moore *(Executive Director)*
Li Shilin *(Executive Director)*
Carl Yung Ming Jie *(Executive Director)*
Liu Jifu *(Executive Director)*
Leslie Chang Li Hsien *(Executive Director)*
Chau Chi Yin *(Executive Director)*
Milton Law Ming To *(Executive Director)*
Wang Ande *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Peter Kruyt#

* *Non-executive Director*
** *Independent Non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

19 April 2006

To the Shareholders,

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, AMENDMENTS TO ARTICLES OF ASSOCIATION, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with the Notice and the information in connection with the proposals to (i) grant the general mandates to issue Shares and to repurchase Shares, (ii) amend the Articles of Association of the Company and (iii) re-elect the retiring Directors at the Annual General Meeting.

In this circular the following expressions shall have the following meanings unless the context otherwise requires:

"Annual General Meeting"	the annual general meeting of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Friday, 12 May 2006 at 10:30 a.m., the Notice of which is set out in Appendix IV to this circular or, where the context so admits, any adjournment thereof
"Articles of Association"	the articles of association of the Company as altered from time to time
"Company"	CITIC Pacific Limited
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Directors"	directors of the Company
"HK$"	Hong Kong dollars
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Notice"	the notice convening the Annual General Meeting
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholders"	holders of Shares in the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

Page

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, AMENDMENTS TO ARTICLES OF ASSOCIATION, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of CITIC Pacific Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Friday, 12 May 2006 at 10:30 a.m. is set out on pages 13 to 18 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of CITIC Pacific Limited at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the Annual General Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting should you so wish.

19 April 2006



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

19 April 2006

To the Shareholders

Dear Sir or Madam,

CITIC PACIFIC LIMITED (THE "COMPANY")
(i) SUMMARY FINANCIAL REPORT
(ii) WEBSITE VERSION OPTION OF THE ANNUAL REPORT AND ACCOUNTS, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

OPTIONS OF CORPORATE COMMUNICATIONS FROM THE COMPANY

We would like to bring your attention to two important options which you may choose for corporate communications from the Company.

Legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Articles of Association of the Company enable the Company to offer shareholders (i) the choice to receive a summary financial report (the "Summary Financial Report") in place of the Annual Report and Accounts (the "Full Annual Report") and (ii) the choice to rely on the versions of the Summary Financial Report and the Full Annual Report and interim report of the Company that will be published on the website of the Company rather than receiving a printed copy of either document.

SUMMARY FINANCIAL REPORT

You may choose the level of information that suits you from options (a) or (b) below:–

(a) the Full Annual Report containing all the statutory information required by legislation; or

(b) the Summary Financial Report containing all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Annual Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Annual Report from which it is derived.

Under the legislation, you may send a notice to the Company in the form of the enclosed reply slip indicating whether you wish and agree to select one of the options given to you in the reply slip.

If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report for the purposes of the 2007 annual general meeting and subsequent general meetings of the Company. However, if you so wish, you can still obtain the Full Annual Report of the Company by writing to the Company's Share Registrars.

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Website: www.citicpacific.com

WEBSITE VERSION OPTION OF THE FULL ANNUAL REPORT, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

In addition, the Summary Financial Report, Full Annual Report and interim report of the Company would be posted to the Company's website (http://www.citicpacific.com) on or before their respective date of dispatch.

You may choose to rely on the versions posted on the website of the Company instead of being sent a printed copy of either document (the "Website Version Option"). If you choose this option, and provide us with your email address by completing the enclosed reply slip, you will be notified by email on the day the aforesaid documents are published on our website. Please note that if you choose this option but do not provide us with your email address, the aforesaid documents will be accessible by you through our website, but you will not be expressly notified as and when they are published.

We encourage you to take advantage of the Website Version Option as we believe for many shareholders it is a more convenient and prompt method of communication. The Company wishes to be more environmental friendly in conducting its businesses and believes that the website option to the shareholders will help to reduce consumption of the world's natural resources and save printing and mailing costs for the Company.

The Website Version Option is entirely voluntary. **If you wish to continue receiving the Company's Summary Financial Report/Full Annual Report and interim report in printed form, you need not complete the section headed "Website Version Option" in the reply slip enclosed.**

HOW TO COMPLETE AND RETURN YOUR REPLY SLIP

Please tick the appropriate box and sign and return the reply slip in the envelope provided to the Share Registrars of CITIC Pacific Limited, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 30 May 2006. You may return the reply slip to Tengis Limited by post or hand delivery. If your registered address is in Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your reply slip. Otherwise, please affix an appropriate stamp.

Unless and until you inform the Company otherwise in accordance with legislation, your reply slip will apply to documents to be sent to you for the purposes of the 2007 annual general meeting and subsequent general meetings of the Company and future interim reports. If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report.

Please note that you have the right to change your choice, at any time by reasonable notice in writing served on Tengis Limited, as to whether you wish to receive the Summary Financial Report or the Full Annual Report and to receive such report(s) and accounts in printed form or to rely on the versions of such document(s) posted to the Company's website.

In addition, if you choose the Website Version Option but for any reason have difficulty in receiving or gaining access to the document, you will promptly upon request be sent the printed forms of the Summary Financial Report/Full Annual Report or interim report, as the case may be, free of charge.

If you have any queries relating to this letter, please call the enquiry hotline at 2980 1333.

Yours faithfully
For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Encl.

選擇依賴登載於網站上之整份年報、財務摘要報告及中期報告

此外，本公司之財務摘要報告、整份年報及中期報告將於其各自寄發日期或之前，在本公司之網站(http://www.citicpacific.com)上登載。

閣下可選擇依賴本公司在網站上登載之此等文件而不收取有關文件之印刷本(「網站版選擇」)。倘 閣下選擇此項收取方式並在隨附回條註明電郵地址，則當所述文件登載網站當日，本公司均會以電子郵件通知 閣下。務請注意，倘選擇此項收取方式而未有提供電郵地址， 閣下仍可透過本公司網站瀏覽所述文件，惟不會於所述文件登載當日獲發個別通知。

本公司誠意鼓勵 閣下善用網站版選擇，此乃基於本公司深信，對大部份股東而言，此實為更便捷之通訊方法。本公司擬採取較環保之態度處理其業務，且深信讓股東選擇網站版，有助減少浪費地球之天然資源，亦可令本公司節省印刷及郵寄費用。

網站版選擇純屬自願性選擇。**倘 閣下欲繼續收取本公司之財務摘要報告／整份年報及中期報告之印刷本，則 閣下毋須填寫隨附回條內「網站版選擇」一節。**

填寫及交回回條之方法

請於適當欄內加上「✓」號，並將填妥之回條放入隨附之回郵信封，於二零零六年五月三十日前將回條交回中信泰富有限公司之股份過戶登記處登捷時有限公司(地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓)。 閣下可以郵寄方式或親自將回條交回登捷時有限公司。倘 閣下之登記地址位於香港，則毋須於寄交回條時貼上郵票。若於海外區域，則請貼上適當郵票。

除非及直至 閣下根據法例另行通知本公司，否則 閣下之回條將適用於本公司就二零零七年股東週年大會及其後股東大會而寄發予股東之文件及往後之中期報告。倘 閣下並無採取任何行動，則本公司將寄發財務摘要報告而非整份年報予 閣下。

務請注意， 閣下有權隨時向登捷時有限公司發出合理之書面通知，以改變 閣下就收取財務摘要報告或整份年報，及收取有關報告及賬目之印刷本或依賴本公司在網站上登載之文件而作出之選擇。

此外，倘 閣下選擇網站版選擇，惟基於任何原因而未能取得或登入瀏覽有關文件，則 閣下可即時要求本公司免費寄發財務摘要報告／整份年報或中期報告(視情況而定)之印刷本。

閣下對本函件如有任何疑問，請致電查詢熱線：2980 1333。

此 致

列位股東 *台照*

代表**中信泰富有限公司**
公司秘書
曹敏慧
謹啟
隨函

二零零六年四月十九日


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

敬啓者:

中信泰富有限公司(「本公司」)
(i) 財務摘要報告
(ii) 選擇收取網站版之年報及賬目、財務摘要報告及中期報告

收取本公司之公司通訊之選擇

本公司謹請 閣下垂注, 閣下收取本公司之公司通訊,現有兩種重要選擇。

根據法例及香港聯合交易所有限公司證券上市規則,以及本公司之組織章程細則,本公司現可讓股東(i)選擇收取財務摘要報告(「財務摘要報告」)以代替年報及賬目(「整份年報」)及(ii)選擇依賴在本公司之網站上登載之財務摘要報告、整份年報及中期報告,而不收取有關文件之印刷本。

財務摘要報告

閣下可在下列(a)或(b)選項選擇 閣下所需之資料:—

(a) 整份年報:載有法例所規定之所有法定資料;或

(b) 財務摘要報告:載有本集團資產負債表及損益賬之資料及詳情,以及摘錄自整份年報之重要資料。財務摘要報告取材於整份年報,是整份年報所載資料及詳情之概要。

根據法例, 閣下可交回隨附之回條予本公司,表示 閣下希望並同意選擇回條所列之其中一種選項。

倘 閣下並無採取任何行動,則本公司將就二零零七年股東週年大會及其後股東大會寄發財務摘要報告而非整份年報予 閣下。然而, 閣下仍可致函本公司之股份過戶登記處,以索取本公司之整份年報。

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓

電話:2820 2111 圖文傳真:2877 2771 電子郵件:contact@citicpacific.com 網址:www.citicpacific.com

Form of Proxy for Annual General Meeting

I/We,[1] ____

____

of ____

____

being the registered holder(s) of ______________ shares[2] of HK$0.40 each in the capital of CITIC Pacific Ltd (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or[3] ______________________

____

of ____

____

as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Friday, 12 May 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.[4]

Resolutions

ORDINARY BUSINESS	FOR	AGAINST
1 To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2005	☐	☐
2 To declare a final dividend for the year ended 31 December 2005	☐	☐
3 To re-elect the following retiring Directors:		
a) Mr Henry Fan Hung Ling	☐	☐
b) Mr Li Shilin	☐	☐
c) Mr Carl Yung Ming Jie	☐	☐
d) Mr Hamilton Ho Hau Hay	☐	☐
e) Mr Alexander Reid Hamilton	☐	☐
f) Mr Hansen Loh Chung Hon	☐	☐
g) Mr Chau Chi Yin	☐	☐
h) Mr Milton Law Ming To	☐	☐
i) Mr Wang Ande	☐	☐
4 To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration	☐	☐
SPECIAL BUSINESS		
5 To amend the Articles of Association of the Company	☐	☐
6 To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution	☐	☐
7 To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution	☐	☐
8 To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (7) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (6)	☐	☐

Dated this ______________ day of ____________________ 2006

Signed ____

Notes

1. *Full name(s) and address(es) to be inserted in* BLOCK CAPITALS.
2. *Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).*
3. *If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided.* ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". *Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.*
5. *This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.*
6. *In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.*
7. *To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for the holding of the Meeting.*
8. *The proxy need not be a member of the Company but must attend the Meeting in person to represent you.*
9. *Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.*

股東週年大會之代表委任表格

本人/吾等 *(註一)* ______________________________

地址為 ______________________________

____

為中信泰富有限公司(「本公司」)之股本中每股面值港幣0.40元之股份__________股 *(註二)* 之登記持有人，**茲委任大會主席**，或 *(註三)* ______________________________

地址為 ______________________________

____

為本人/吾等之代表，代表本人/吾等出席本公司於二零零六年五月十二日(星期五)上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之本公司股東週年大會(及其任何續會)，藉以考慮並酌情通過召開上述大會之通告所載之決議案，及在該大會(及其任何續會)上就下列決議案以本人/吾等之名義代表本人/吾等如下所示投票 *(註四)*。

決議案

普通事項	贊成	反對
1 採納截至二零零五年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。	☐	☐
2 宣派截至二零零五年十二月三十一日止年度之末期股息。	☐	☐
3 重選下列退任董事：		
a) 范鴻齡先生	☐	☐
b) 李士林先生	☐	☐
c) 榮明杰先生	☐	☐
d) 何厚浠先生	☐	☐
e) 韓武敦先生	☐	☐
f) 陸鍾漢先生	☐	☐
g) 周志賢先生	☐	☐
h) 羅銘韜先生	☐	☐
i) 王安德先生	☐	☐
4 再續委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定其酬金。	☐	☐
特別事項		
5 修訂本公司之組織章程細則。	☐	☐

	贊成	反對
6 授予董事會一般授權以發行及處理不超過本公司在本決議案之日已發行股本20%之額外股份。	☐	☐
7 授予董事會一般授權以購買或以其他方式收購不超過本公司在本決議案之日已發行股本10%之本公司股份。	☐	☐
8 本公司根據第(7)項決議案所購買或以其他方式收購的股份總面額，將加入根據第(6)項決議案之一般授權可增發股份的總面額內。	☐	☐

日期：二零零六年 __________ 月 __________ 日

簽署 ______________________________

附註

1. *請用**正楷**填寫全名及地址。*
2. *請填上以 閣下名義登記之股份數目。倘並無填上數目，則本表格將被視為代表所有以 閣下名義登記之本公司股份。*
3. *如擬委派大會主席以外之人士為代表，請將「大會主席，或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。* ***代表委任表格之每項更改，均須由簽署人簡簽示可。***
4. ***重要提示： 閣下如欲投票贊成決議案，請在「贊成」欄內加「✓」號。 閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。*** *若無作出任何指示，則受委代表可自行酌情投票。 閣下之代表亦將有權就大會通告所載以外惟於會上依循適當途徑提呈大會之決議案，自行酌情投票。*
5. *本表格必須由 閣下或 閣下之正式書面授權之人士親筆簽署，倘為公司，則表格必須蓋上公司印鑑，或經由公司負責人或正式授權人簽署。*
6. *聯名持有人方面，如排名首位之持有人已投票，不論其為親自或委派代表投票，其他聯名持有人概不得投票。排名先後將根據本公司股東名冊內有關聯名持有人之排名次序而定。*
7. *本表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓，方為有效。*
8. *代表毋須為本公司股東，惟必須親自出席會議以代表 閣下。*
9. *閣下填妥及交回代表委任表格後，仍可親自出席股東週年大會並於會上投票。*

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	27	03	2006
至 To	27	03	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	8,000.00
已繳及應繳的溢價總額 [第5A(a) . 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	356,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	877,354,064.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111　傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填寫本

Your Receipt
Companies Registry
H.K.

19/04/2006 15:29:01
Submission No.: 226030974/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code　Amount(HKD)
08　$356.00

Receipt No.　Method　Amount(HKD)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	20,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD356,000.00

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Cheng Yiu Chung	B34, Po Shan Mansions, 10 Po Shan Road, Hong Kong	20,000	
	各類別股份分配的總數 Total Shares Allotted by Class	20,000	Nil

簽署 Signed：



姓名 Name ： Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date： 19/04/2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*